SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated November 19, 2007

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	November 19, 2007
TSX: CTQ, AMEX: ETQ

PRELIMINARY ASSESSMENT FOR PANANTZA-SAN CARLOS COPPER PROJECT
DEMONSTRATES POSITIVE ECONOMICS AND MAJOR COPPER INVESTMENT
POTENTIAL IN ECUADOR

Project to produce over 400 Million pounds of copper annually

VANCOUVER, CANADA, November 19, 2007 – Corriente announces that a positive preliminary assessment ("PA") has been completed for the company’s 100% owned Panantza–San Carlos Copper Project ("the Project"), situated approximately 40 kms north of Corriente’s 100% owned Mirador copper project in southeastern Ecuador. The PA projects over 400 Million pounds of annual copper production for the Project and shows a projected capital cost of approximately US$ 1.3 Billion, which would be spent over a two year construction period prior to the start of production. The company plans to move the Project to the Feasibility Study stage with a planned budget of approximately US$ 12 Million in field and engineering work over the next two years.

Mr. Ken Shannon, CEO of Corriente stated, "The Company is pleased with the positive economics of this new copper Project and with the favourable culmination of our efforts to respond to the demands of several segments of Ecuadorian society looking to attract responsible investment to the country. The development of major mineral resources will be for the benefit of the communities of the Morona-Santiago and Zamora-Chinchipe provinces as well as the entire country. Corriente will work with the communities and the Government to ensure social, environmental and economic sustainability. Under these key conditions implemented by the current administration of President Raphael Correa, we feel Ecuador is ready to start its mining future."

Highlights

  Base Case Net Present Value ("NPV") after tax of US$ 676 Million and an Internal Rate of Return ("IRR") of 15.1% (using metal prices of US$ 1.50/lb Cu, $7.50/oz Ag, $550/oz Au and $10.00/lb Mo, 8% discount rate, $75/tonne and $0.075/lb treatment and refining charges for Cu). Using US$ 2.00 copper, the after-tax NPV increases to US$ 1.718 Billion and the IRR increases to 24.1%.

  Average annual metal production over the first 10 years is approximately 418,000,000 lbs of copper, 22,800 oz gold, 1,110,000 oz silver and 2,800,000 lbs of Molybdenum.

  The PA modeled a mine plan based on 678 million inferred tonnes at a grade of 0.62% Cu, 0.05g/t Au, 1.3 g/t Ag and 0.008% Mo with estimated recoveries of 91% Cu, 30% Au (Panantza only), 70% Ag, and 43% Mo.

  Cost to produce a pound of copper, net of other metal credits over the Life of Mine, is estimated to be US$ 0.43/lb.

  The Project would generate up to 2,000 jobs during the construction period and is expected to create over five hundred direct and almost 4,000 indirect jobs during the 20 year Project life.

  Total estimated value of taxes, profit sharing and expenditures within Ecuador over the twenty year Project life is approximately US$ 6 Billion.

  This single Project has the potential to produce annual exports of a similar size to other important sectors of the Ecuadorian economy such as flowers or shrimp.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Resource

Total estimated inferred resources at Panantza and San Carlos are as follows:

	Tonnage (tonnes)	Copper
Panantza (0.4% Cu cut-off)	463,000	0.66%
San Carlos (0.4% Cu cut-off)	600,000	0.59%
Total	1,063,000	0.62%

The mine plan for the PA utilized 678 Million tonnes or approximately 64% of the overall inferred resource contained within the two deposits. Mineralization at both deposits is open for extension.

Mining

Ore and waste quantities were generated from 3-D models of both deposits. The potential resource at San Carlos was restricted by tailings capacity. With an expanded tailings design, the portion of San Carlos resources that could be available for mining would significantly increase. Mining of 189,000 tonnes per day of ore and waste would commence with the Panantza deposit and move to San Carlos at year 10. The current mine plan calls for co-disposal of waste rock in either the tailings storage facility or the mined out Panantza pit, depending on the phase of mining. The strip ratio for Life of Mine is 1.1(waste):1(ore).

Processing

The process plant is a conventional concentrator that would process 90,000 tonnes per day of copper ore containing 0.62% Cu, 0.008% Mo, 1.3 g/t Ag and 0.05 g/t Au over the life of the mine. The copper concentrate produced is expected to average 29.5% Cu and a separate molybdenum concentrate is expected to average 49% Mo. The concentrate would be transported via a 473 km pipeline to a port on the coast for shipping to smelters.

Infrastructure

The existing Amazon highway system comes within six kilometres of the Project site and local gravel roads would have to be upgraded to improve mine access. The conceptual design of the PA calls for a 111 km, 230 kV transmission line to be constructed to connect directly to the main electrical grid at Sinincay.

Socio-Economic

The principal needs of the local population are employment and infrastructure development. Extensive migration of residents within Ecuador and abroad has occurred because of the poor local job market. The company has started a program of dialogue with the local communities and government to ensure any development at Panantza and San Carlos is sensitive to their needs and fits with the requirement that projects are environmentally responsible.

Construction

The estimated cost to build the 90,000 tonne per day plant and associated infrastructure is US$ 1.3 Billion, with an accuracy estimated to range from -5% to +35%. Labour is estimated at 4,500,000 manhours of direct construction work and mine pre-development. The execution period for the Project would be 41 months total, with a construction period of approximately 24 months.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Copper Price Sensitivity

The Project was based on a copper price assumption of US$ 1.50/lb; holding all other prices constant and varying copper prices provides the following table, which highlights the strong economics of the Project at current copper prices which exceed US$ 3.00/lb.

Copper Price	NPV	IRR
US$/lb	US$ million
$1.25	$133	9.5%
$1.50	$676	15.1%
$1.75	$1,183	19.7%
$2.00	$1,718	24.1%
$2.25	$2,289	28.6%
$2.50	$2,847	32.8%
$2.75	$3,408	36.8%
$3.00	$3,670	40.7%

In general, the PA indicates that the Project is more sensitive to copper price and copper recovery than to capital and operating cost fluctuations.

The PA study was completed by a team of in-house staff and external engineering consultants, including Merit Consultants International Inc., Hoffert Processing Solutions Inc. and Knight Piésold Ltd. The full NI 43-101 Technical Report will be available on SEDAR within 45 days of this announcement.

Recommendations

The Project is recommended to proceed to the Feasibility Study stage, which has an estimated budget requirement of approximately US$ 12 Million. The work would include detailed diamond drilling at both deposits to fully delineate mineralization and provide core for metallurgical and geotechnical studies. This work is planned to extend over a two year period. In addition, a program of extensive community dialogue is planned to ensure that the voice of local residents is reflected in any planned development ideas. Part of this dialogue will include several public consultations, which will form part of the on-going permitting process. Fieldwork is not expected to start until the completion of negotiations with the Ecuador government regarding the lifting of a suspension order that applies to the company’s Mirador, Panantza and San Carlos concessions.

Given the world-class size of the proposed Panantza-San Carlos development, Corriente intends to seek an investment partner who would work to advance Panantza–San Carlos as part of a cluster of projects in southeast Ecuador that are envisioned to form a Mining Center of Excellence. In parallel with the advancement of a jointly developed Panantza-San Carlos Project, Corriente will move forward its 100% owned Mirador project as planned. The principles for development of these projects will be investment in the earth, following the practices of modern responsible mining. Responsible mining will provide a balance between protection for the environment, which is crucial to the people of Ecuador, and jobs and infrastructure development, which are also critically important for this region.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
CEO

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com .

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: November 19, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer